UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-34580

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRST AMERICAN FINANCIAL CORPORATION

401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST AMERICAN FINANCIAL CORPORATION

1 First American Way

Santa Ana, California 92707

First American Financial Corporation 401(k) Savings Plan

Index

December 31, 2011 and 2010

*	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First American Financial Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Orange County, California

June 27, 2012

First American Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value	$709,898,335	$800,325,820

Receivables
Dividends	265,812	298,363
Employer contributions	8,305,181	12,086,057
Notes receivable from participants	19,594,581	19,225,869
Due for securities sold	173,139	23,298

Total receivables	28,338,713	31,633,587

Total assets	738,237,048	831,959,407

Liabilities
Corrective distributions payable	109,485	337,395

Total liabilities	109,485	337,395

Net assets available for benefits	$738,127,563	$831,622,012

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions (Reductions)
Net (depreciation) appreciation in fair value of investments	$(56,878,690)	$58,900,466
Interest and dividend income	12,653,850	10,663,153

Total investment (loss) income	(44,224,840)	69,563,619

Interest income on notes receivable from participants	924,001	1,097,518

Contributions
Participants	44,000,366	46,118,215
Employer	8,305,181	12,300,841

Total contributions	52,305,547	58,419,056

Total additions	9,004,708	129,080,193

Deductions
Benefits paid to participants	(101,903,467)	(95,614,657)
Corrective distributions	(109,485)	(337,395)
Administrative expenses	(486,205)	(511,555)

Total deductions	(102,499,157)	(96,463,607)

(Decrease) increase in net assets before transfer	(93,494,449)	32,616,586
Transfer of net assets to CoreLogic, Inc. 401(k) Savings Plan (Note 1)	—	(231,771,861)

Decrease in net assets	(93,494,449)	(199,155,275)
Net assets available for benefits
Beginning of year	831,622,012	1,030,777,287

End of year	$738,127,563	$831,622,012

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

On June 1, 2010, First American Financial Corporation (the “Company”) became an independent publicly traded company following the separation of the Company from its prior parent, The First American Corporation (“TFAC”) pursuant to a dividend distribution of the Company’s common stock to the shareholders of TFAC (the “separation”). Following the separation, the Company owns TFAC’s financial services businesses and has its common stock listed on the New York Stock Exchange under the “FAF” ticker symbol. TFAC changed its name to CoreLogic, Inc. and continues to hold its information solutions businesses. In connection with the separation, the Company adopted TFAC’s 401(k) Savings Plan, which is now the First American Financial Corporation 401(k) Savings Plan (the “Plan”).

Except as otherwise indicated or unless the context otherwise requires, hereinafter the “Company” refers to First American Financial Corporation for periods following the separation and TFAC for periods prior to the separation; and the “Plan” refers to the First American Financial Corporation 401(k) Savings Plan for periods following the separation and TFAC’s 401(k) Savings Plan for periods prior to the separation.

Transfer to CoreLogic, Inc. 401(k) Savings Plan

In February 2010, employees of CoreLogic, Inc. who had previously participated in TFAC’s 401(k) Savings Plan had their account balances transferred to newly created participant accounts in the CoreLogic, Inc. 401(k) Savings Plan such that: (i) the sum of the participant account balances in the CoreLogic, Inc. 401(k) Savings Plan immediately after the transfer equaled the participant account balances in TFAC’s 401(k) Savings Plan immediately prior to the transfer; and (ii) the account balances of the participants who remained in the Plan did not change as a result of the transfer. At the transfer date, the total fair value of accounts transferred was $231,771,861. Included in the transfer were investments of $217,862,507, participant loans of $6,436,187 and employer contributions of $7,938,603, offset by corrective distributions payable of $465,436.

General

The Plan is a defined contribution profit sharing plan covering employees of the Company and of adopting subsidiaries greater than 50% owned by the Company. Employees are eligible to participate in the Plan on their first day of employment. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

The Company’s trustee and recordkeeper of the Plan is Fidelity Management Trust Company. It delegates certain designated recordkeeping services to Fidelity Investments Institutional Operations Company, Inc. The Company directs Fidelity Management Trust Company to utilize Fidelity Brokerage Services LLC to provide brokerage services to the Plan.

Contributions

Participants may contribute from 1% to 60% of pretax annual compensation to the Plan, or 1% to 15% for participants classified as highly compensated, up to an annual limit set forth in the IRC. Participants may elect to make pretax deferrals, after-tax Roth deferrals, or a combination of the two.

Discretionary matching contributions may be made by the Company at the direction of the Company’s Board of Directors and have historically been based on the pretax profitability of the Company for the most recent fiscal year. For the years ended December 31, 2011 and 2010, the Company’s Board of Directors approved discretionary matching contributions of $8,305,181 and $12,300,841, respectively, which were allocated to participant accounts in the first quarter of 2012 and 2011, respectively. The 2011 and 2010 matching contributions were paid in the form of a cash contribution and invested based on each eligible participant’s investment elections under the Plan. For every $1.00 contributed by eligible participants to the Plan during 2011, up to 3% of eligible pay, a matching contribution of $0.50 was made by the Company. For every $1.00 contributed by eligible participants to the Plan during 2010, up to 3% of eligible pay, a matching contribution of $0.75 was made by the Company. The Company may also make profit sharing contributions to the Plan, but did not do so for the years ended December 31, 2011 and 2010. References to Company contributions refer to both matching and profit sharing contributions.

Participants may also rollover distributions from other qualified 401(a) plans or conduit individual retirement accounts into the Plan.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2011 and 2010

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in stock of the Company, up to certain limits as described by the Plan. Participants may change their investment options at any time.

Employees who become eligible to participate in the Plan are automatically enrolled in the Plan to make pretax deferrals unless the employee affirmatively elects not to make pretax deferrals or Roth deferrals within the applicable time period as described by the Plan. The employee is deemed to have elected to contribute three percent of the employee’s pretax compensation to the Plan each payroll period until a subsequent valid election is made by the Participant.

An account is maintained for each participant in the Plan. Each participant account is adjusted to reflect participant and Company contributions, withdrawals, loan activity, investment earnings or losses and fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account as all participant accounts are 100% vested.

Vesting

Participants are immediately vested in their own contributions and any Company contributions, plus actual earnings thereon.

Payment of Benefits

The Plan allows for participant withdrawals in a lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Subject to certain restrictions as described in the Plan, participants may also withdraw from their account balances in the event of a financial hardship.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Company’s administrative benefits plan committee. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding note balance the participant may have had outstanding during the one-year period preceding the day on which the new note from the Plan would be made. Notes are subject to an initiation fee and other expenses incurred in connection with the note.

Note terms are determined based on the provisions established by the Company’s administrative benefits plan committee. Notes are collateralized by the balance in the participant’s account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Company’s administrative benefits plan committee. Notes are fully amortized and paid back through principal and interest via payroll deductions or other methods as determined by the Company’s administrative benefits plan committee if payroll deductions are not sufficient or available. A participant may fully repay a note at any time without penalty; however partial repayment is not permitted.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements, for discussion of fair value measurements.

Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2011 and 2010

Notes Receivable from Participants

Notes receivable from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

With the exception of certain annual and transaction specific fees charged to participants and paid out of Plan assets, all other administrative expenses are paid by the Company in accordance with the Plan document.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately, a reconciliation for fair value measurements using significant unobservable inputs (Level 3) information about purchases, sales, issuances and settlements (that is, on a gross basis rather than one net number). The updated guidance is effective for annual financial reporting periods beginning after December 15, 2010. Except for the disclosure requirements, the adoption of this guidance had no impact on the Plan’s financial statements.

Pending Accounting Pronouncements

In May 2011, the FASB issued updated guidance that is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Except for the disclosure requirements, management does not expect the adoption of this guidance to have a material impact on the Plan’s financial statements.

3. Fair Value Measurements

The Plan classifies the fair value of Plan assets using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Plan (observable inputs) and the Plan’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2011 and 2010

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

The Plan’s investments that are measured at fair value on a recurring basis, such as common stocks and mutual funds, are generally classified within Level 1 of the fair value hierarchy. Common stocks are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the Plan at year end. The Fidelity US Equity Index Pool is a commingled pool investment which is classified within Level 2 of the fair value hierarchy, is redeemable, trades settle daily and has no other trading restrictions; and normally 90% of the assets are invested in common stocks included in the S&P 500 Index. Commingled pool investments are either valued at quoted market prices or the net asset value of the underlying investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2011 and 2010, classified using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2011
Mutual funds
Money Market	$84,137,854	$—	$—	$84,137,854
Bonds	80,928,751	—	—	80,928,751
Balanced	50,402,075	—	—	50,402,075
Target Date	61,998,106	—	—	61,998,106
Large Cap	97,767,398	—	—	97,767,398
Mid Cap	38,798,731	—	—	38,798,731
Small Cap	79,936,496	—	—	79,936,496
International Equity	71,130,735	—	—	71,130,735
Commingled pool	—	41,104,669	—	41,104,669
Common stock
First American Financial Corporation	55,971,178	—	—	55,971,178
CoreLogic, Inc.	47,243,263	—	—	47,243,263
Other common stock	479,079	—	—	479,079

Total assets at fair value	$668,793,666	$41,104,669	$—	$709,898,335

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2011 and 2010

	Level 1	Level 2	Level 3	Total
December 31, 2010
Mutual funds
Money Market	$94,384,272	$—	$—	$94,384,272
Bonds	71,394,817	—	—	71,394,817
Balanced	57,191,645	—	—	57,191,645
Target Date	62,167,025	—	—	62,167,025
Large Cap	113,058,883	—	—	113,058,883
Mid Cap	44,411,071	—	—	44,411,071
Small Cap	93,051,875	—	—	93,051,875
International Equity	72,782,747	—	—	72,782,747
Commingled pool	—	28,382,183	—	28,382,183
Common stock
First American Financial Corporation	74,227,670	—	—	74,227,670
CoreLogic, Inc.	88,636,795	—	—	88,636,795
Other common stock	636,837	—	—	636,837

Total assets at fair value	$771,943,637	$28,382,183	$—	$800,325,820

4. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	2011	2010
Mutual funds
American Funds Growth Fund of America Class R5	$41,868,183	$47,065,287
Davis Funds, NY Venture Fund, Inc. Class Y	$53,682,450	$65,542,732
* Fidelity Balanced Fund	$50,402,075	$57,191,645
* Fidelity Institutional Money Market Portfolio	$84,137,854	$94,384,272
* Fidelity Low-Priced Stock Fund	$38,798,731	$44,411,071
Harbor International Instl CL	$53,706,541	$65,466,695
Lord Abbett Small-Cap Value Fund – Class I	$57,151,002	$67,577,028
* Spartan US Bond Index Fund	$67,124,052	$57,593,516
Commingled pool
* Fidelity US Equity Index Pool	$41,104,669	$28,382,183	**
Common stock
CoreLogic, Inc.	$47,243,263	$88,636,795
* First American Financial Corporation	$55,971,178	$74,227,670

*	Denotes party-in-interest.
**	Did not represent 5% or more of the Plan’s net assets at December 31, 2010.

Approximately 7.9% and 9.3% of the Plan’s investments were invested in common stock of the Company at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, 6.7% and 11.1% of the Plan’s investments were invested in common stock of CoreLogic, Inc., respectively.

The Plan’s investments, including gains and losses on investments bought and sold during the year, appreciated (depreciated) in value during the years ended December 31, 2011 and 2010 as follows:

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2011 and 2010

	2011	2010
Mutual funds	$(24,589,990)	$53,647,469
Commingled pool	865,769	3,474,011
First American Financial Corporation common stock	(10,121,644)	4,265,844
The First American Corporation common stock	—	(1,361,460)
CoreLogic, Inc. common stock	(22,964,453)	(1,250,760)
Other common stock	(68,372)	125,362

	$(56,878,690)	$58,900,466

Investment Options

Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan. The Plan currently offers twenty-five mutual funds, including asset allocation strategy mutual funds and one commingled pool, and a Company common stock fund as investment options for participants.

5. Related Party and Party-In-Interest Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $287,717 and $147,651 for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan held 4,417,615 and 4,968,385 shares of Company stock with fair values of $55,971,178 and $74,227,670, respectively. During 2011, the Plan made purchases and sales of Company stock totaling $6,088,961 and $15,367,721, respectively. The Plan made purchases and sales of Company stock totaling $6,812,571 and $55,187,091, respectively, during 2010.

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Company (“FMR”). Fidelity Management Trust Company, a related entity to FMR, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. Corrective Distributions Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2011 and 2010, the Plan did not completely satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment income and losses.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participant accounts shall remain fully vested.

8. Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated February 21, 2012, that the Plan is designed in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan was amended effective December 1, 2010, as detailed in Note 9 Plan Amendments, subsequent to filing for this determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, remains qualified and the related trust continues to be tax-exempt.

Under GAAP, the plan administrator is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2011 and 2010

9. Plan Amendments

Effective June 1, 2010, the Plan was amended and restated to primarily change the Plan name to the First American Financial Corporation 401(k) Savings Plan, to include a provision allowing immediate eligibility and a Roth deferral option; and to permit the automatic enrollment of eligible employees in the Plan.

On December 1, 2011, the Plan was amended effective December 1, 2010 to permit Roth in-plan conversions; effective January 1, 2009 to reflect the suspension of required minimum distributions for the 2009 distribution calendar year; and to permit certain new employees to rollover outstanding loans under a previous employer plan into the Plan.

10. Subsequent Events

Consistent with the announcements previously made to Plan participants, in June 2012 the Plan liquidated all remaining investment holdings in the common stock of CoreLogic, Inc. and reinvested the proceeds of $38.5 million according to participant elections.

First American Financial Corporation 401(k) Savings Plan

EIN: 26-1911571 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	American Funds Growth Fund of America Class R5	Registered Investment Company	N/A	$41,868,183
	Davis Funds, NY Venture Fund, Inc. Class Y	Registered Investment Company	N/A	53,682,450
*	Fidelity Balanced Fund	Registered Investment Company	N/A	50,402,075
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,893,343
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	855,436
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	634,006
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	2,636,642
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	11,091,740
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	11,955,927
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	10,649,452
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	7,385,700
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	6,260,283
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	4,986,941
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	2,549,953
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	1,098,683
*	Fidelity Institutional Money Market Portfolio	Registered Investment Company	N/A	84,137,854
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	N/A	38,798,731
*	Fidelity US Bond Index Fund	Registered Investment Company	N/A	67,124,052
	Harbor International Instl CL	Registered Investment Company	N/A	53,706,541
	John Hancock Discipline Value	Registered Investment Company	N/A	2,216,765
	Lord Abbett Small-Cap Value Fund – Class I	Registered Investment Company	N/A	57,151,002
	Pimco Low Duration Inst CL Fund	Registered Investment Company	N/A	13,804,699
*	Spartan International Index Fund	Registered Investment Company	N/A	17,424,194
	Vanguard Explorer Fund Admiral Class	Registered Investment Company	N/A	22,785,494
*	Fidelity US Equity Index Pool	Commingled Pool	N/A	41,104,669
	CoreLogic, Inc.	3,653,771 shares of Common Stock	N/A	47,243,263
*	First American Financial Corporation	4,417,615 shares of Common Stock	N/A	55,971,178
	Wells Fargo & Company	17,280 shares of Common Stock	N/A	476,250
	Wells Fargo & Company Stock Purchase Account	Registered Investment Company	N/A	2,829

				709,898,335
*	Notes receivable from participants	Maturities through January 2022 with interest from 4.25% to 9.25%	N/A	19,594,581

				$729,492,916

*	Denotes party-in-interest.
**	Cost information may be omitted with respect to participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First American Financial Corporation 401(k) Savings Plan

Date: June 27, 2012	By:	/s/ Mark E. Rutherford
Mark E. Rutherford, Chairman of the First American Financial Corporation Administrative Benefits Plan Committee